

Julia Roesner · 3rd

Senior Risk Advisor at GE Healthcare

Pemberville, Ohio, United States · Contact info

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GE Healthcare

University of Toledo

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Monitoring Microsoft Exchange
Jim Pringle • Sonia Garcia •Wayne LaFlamme
Barbara Moatz • Julia Roesner

Monitoring Microsoft Exchange
amazon.com

Monitoring Microsoft Exchange

Experience

GE Healthcare
8 yrs 6 mos

Senior Risk Advisor
Jun 2016 – Present · 5 yrs 1 mo
Van Buren Township, MI

Senior Risk Advisor on the Enterprise Security, Risk and Compliance team, primarily focused on improving the business cyber security posture for external as well as internal customers. Specifically, leading the protection of Healthcare sensitive data records hosted for customers, providing viable security solutions for our Healthcare Digital Engineering teams, and partnering with our customers to conduct advanced security testing, in the attempt to proactively locate, and remediating any identified security gaps.

IT Compliance - Program Leader
Jan 2014 – Jun 2016 · 2 yrs 6 mos
Van Buren Township, MI

Validation Manager
Jan 2013 – Dec 2013 · 12 mos
Van Buren Township, MI

Director, Information Technologies
LexaMed
May 2006 – Dec 2012 · 6 yrs 8 mos

Provided direct management of all information technologies for the company including network design and implementation, peripheral acquisition and vendor selection, new technology implementation and support, data management, security, network administration,

application and connectivity direction and support. Delivered consulting services i ...see more

Advanced Communications, Inc.
1 yr 5 mos

Regional Director, Greater Chicago Area
Sep 2005 – May 2006 · 9 mos

Directly managed the geographical region of cable installation, support, and tracking for a primary contractor for Comcast Cable Communications (Comcast) for over 143 daily routes in the City, North and West regions of Chicago, IL Comcast markets. Tracked, trended and managed weekly P&L statements by location; deployed standard IT policies; deplo ...see more

Director, Customer Service
Jan 2005 – Sep 2005 · 9 mos

Created & deployed a centralized help-desk, functioning 7 days a week to support over 420 technicians in the field at multiple locations in Dallas, TX, Chicago, IL, Greater Detroit, MI area, Baltimore, MD, and Pittsburgh, PA. Directly managed the hiring, training, and day-to-day job performance of 16 employees, operating 2 shifts daily, 7 days a week, reporting ...see more

Entrepreneur/Independent Business Owner
Quantum World Technolgies
May 2000 – Jan 2005 · 4 yrs 9 mos
Millbury, OH

Co-owner of an independently owned business. Provided estimates, and managed awarded projects and personnel, to provide consulting services to support projects in the cable, construction, information technology, and healthcare industries.

College Instructor
Owens Community College
Aug 1999 – May 2000 · 10 mos
Oregon, OH

Taught post-graduate courses in networking, database design and implementation, web page design using HyperText Markup Language (HTML), network administration and support with Microsoft® Windows Server platforms, Microsoft® Office applications, and introduction to computers utilizing a laboratory, hands-on approach. Specifically, taught post-gra ...see more

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Education

University of Toledo
MBA, Information Technologies
1992 – 1997

Bowling Green State University
B.A., German, Business
1987 – 1991

Skills & endorsements

IT Security · 1

Lloyd MacNeil, CISM has given an endorsement for this skill

IT Audit · 1

Lloyd MacNeil, CISM has given an endorsement for this skill

Risk Management · 1

Lloyd MacNeil, CISM has given an endorsement for this skill

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